May 25, 2006
VIA EDGAR AND HAND DELIVERY
Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Re:	PGT, Inc. Amendment No. 1 to Registration Statement on Form S-1, filed April 21, 2006 SEC File No. 333-132365
Dear Ms. Long:
          On behalf of our client, PGT, Inc. (the “Company”), we submit this letter to respond to your letter to Mr. Rodney Hershberger, dated May 15, 2006, with respect to the above-referenced filing. Today, the Company electronically filed Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 (the “Registration Statement”) to register the Company’s common stock, par value $.01 per share, in connection with the Company’s proposed initial public offering (the “IPO”).
     For the Staff’s convenience, enclosed are two (2) paper copies of Amendment No. 2, marked to show all changes from Amendment No. 1 to the Registration Statement filed on April 21, 2006, and two (2) paper copies of each of the exhibits filed with Amendment No. 2. Also enclosed are two (2) paper copies of the legal opinion to be rendered in connection with the IPO and filed as Exhibit 5.1 and two (2) paper copies of materials for the supplemental review of the Staff in response to comment 1.
     For ease of reference, the Staff’s comments are set forth below in italics. The Company’s responses to the Staff’s comments are set forth immediately below the text of the comment to which they relate. The headings below correspond to the headings as set forth in the Staff’s comment letter of May 15, 2006.

Ms. Pamela A. Long
May 25, 2006

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2. Unless otherwise indicated, page references in our response are to the marked copy of Amendment No. 2.
General
1.	Q: We reviewed the material you submitted in response to comment two of our letter dated April 6, 2006. Please tell us where in your prospectus you have included disclosure that is the same as the language in the third picture in the first row. Alternatively, please eliminate this picture from the art and graphics you intend to use.

A: In response to the Staff’s comment, we supplementally inform the Staff that the referenced picture is an advertisement included in the Company’s marketing materials referred to on pages 51 and 54 of Amendment No. 2. In addition, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we have revised the disclosure on the inside cover of the prospectus to include a caption indicating that the referenced picture is a sample of an advertisement that the Company currently uses. We have also included for the supplemental review of the Staff revised versions of the graphics previously submitted to the Staff.

2.	Q: We read your response to comment three of our letter dated April 6, 2006 and reissue this comment. Your disclosure does not provide a balanced discussion of the business as it currently exists. In this regard, we note that the disclosure continues to largely focus on the “Winguard Windows and Doors” category of your business.

A: In response to the Staff’s comment, we have revised the disclosure on page 1. In addition, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we have added disclosure on page 1 of Amendment No. 2 indicating the historical and expected growth of WinGuard products as a percentage of the Company’s sales, thus supporting the emphasis in the Registration Statement on WinGuard products.

3.	Q: We read your response to comments 11 and 50 of our letter dated April 6, 2006 and have the following comments:
•	It appears that a number of the statements are based on your interpretation of certain industry figures and cannot be attributed to a third party. Please revise each of these statements to clarify that it is based on your belief. If a statement is based on a third party, please revise to identify the source.

•	We note clause (ii) of the second paragraph of your response to comment 50 of our letter dated April 6, 2006. With respect to the statements in the prospectus that are based on Sterling Research

Ms. Pamela A. Long
May 25, 2006

Group’s report, which you funded, please revise to disclose that you funded the relevant research.

•	We note the support you provided for statements 13A and 20. It does not appear that the referenced materials support these two statements. Please revise accordingly.
•	We note that you reference your support for statement 33 in providing the support for statement 35. However, it does not appear that this statement has been included in your response. Please revise accordingly.
A: In response to the Staff’s comment, with respect to the statements to which the Staff refers in the first bullet point above, we respectfully submit that the information submitted to the Staff supports the statements referred to above in that such statements are based on independent industry figures and are calculated based on Company sales, both of which are objective measures. However, in order to further support such statements, the Company is endeavoring to obtain a third-party study of the market and the Company’s market share. If such study is obtained, the Company will submit such study to the Staff with its next filing of the Registration Statement. With respect to the statements based on the marketing report of the Sterling Research Group to which the Staff refers in the second bullet point above, we have revised the disclosure on page 51 accordingly. With respect to the statement 13A to which the Staff refers in the third bullet point above, we have revised the disclosure on page 45 of Amendment No. 2 to eliminate the statement. With respect to statement 20, we have revised the disclosure on page 47 of Amendment No. 2 to correspond to the support for such statement on pages 121, 205, and 218 of Industry Study 1905, Windows & Doors (The Freedonia Group, March 2005) and Appendix C of Study of the U.S. Market for Windows, Doors and Skylights (Ducker Research Company) (AAMA/WDMA, April, 2004), copies of which were previously submitted to the Staff. With respect to the reference to “statement 33” in our supplemental response to the Staff’s prior comments 11 and 50, we respectfully submit that the reference was an error (no “statement 33” exists).
Prospectus Cover Page
4.	Q: We note your response to comment 5 of our letter dated April 6, 2006. As presented, the term “Visibly Better” appears to be a separate mark from PGT. Therefore, we reissue comment 5.

A: In response to the Staff’s comment, we have revised the disclosure on the front cover of the prospectus to eliminate the term “Visibly Better.”

Ms. Pamela A. Long
May 25, 2006

Prospectus Summary, page 1
5.	Q: We note your response to comment 12 of our letter dated April 6, 2006. Please tell us what you mean by “not breaching.” We may have further comment after reviewing your response.

A: In response to the Staff’s comment, we have revised the disclosure on page 1 accordingly.

6.	Q: We read your response to comment 13 of our letter dated April 6, 2006. It does not appear that the disclosure throughout your prospectus regarding the on-time delivery reflects the disclosure in your response. In this regard, we note that the disclosure in your prospectus states that you have “99% on-time delivery.” The information provided in your response, however, indicates that you have a 99% on-time shipping rate. It would appear that there could be a material distinction between shipping a product and actual delivery (i.e., receipt by the customer) of that product. Please clarify throughout your prospectus.

A: In response to the Staff’s comment, we respectfully submit that the records of the Company provided in response to comment 13 of the Staff’s letter dated April 6, 2006, support statements contained in the prospectus regarding on-time delivery. For the Company, on-time shipment and on-time delivery of orders are essentially the same. The Company’s practice is to give customers a specified shipment date, rather than delivery date, and the Company’s records submitted to the Staff indicate that the Company’s shipments are made on or prior to the promised shipment date for 99% of orders. Moreover, the Company has a course of dealing with its customers in connection with delivery times. For customers located within the state of Florida (other than in the Panhandle), the quoted shipping date is identical to the delivery date (delivery is made on the same day as shipment). For out-of-state customers (and customers located in the Florida Panhandle), delivery generally occurs within one or two days of the shipping date but is the same for each shipment they receive; thus, when we quote a shipment date, our customers know what the corresponding delivery date is, and 99% of our orders are delivered on such delivery date.
Our Principal Investors, page 4
7.	Q: We note your response to comment 18 of our letter dated April 6, 2006 and revised disclosure. Please provide balancing information here by disclosing, as you do on page 19, that regarding the fact that so long as JLL Partners and its affiliates and investment funds own at least 15% of your shares of common stock, they have no “duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business” as the company. In addition, please also disclose that there is no obligation to communicate corporate opportunities to you. Further, please disclose the last sentence of your risk factor here in your summary.

Ms. Pamela A. Long
May 25, 2006

A: In response to the Staff’s comment, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we have revised the disclosure on page 4 to eliminate phrases that the Staff believes are marketing of JLL Partners and its affiliates. Accordingly, as discussed with Mr. Schoeffler, we have not added the balancing or other information included in the Staff’s comment.
The offering, page 5
8.	Q: We reissue comment 17 of our letter dated April 6, 2006, as it is our position that this information is material to investors.

A: In response to the Staff’s comment, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we have added the requested disclosure on page 4 of the Prospectus Summary.
Use of proceeds, page 5
9.	Q: We reissue comment 19 of our letter dated April 6, 2006, as it does not appear that this section was revised.

A: We acknowledge the Staff’s comment and confirm that we will disclose the amount of outstanding debt that the Company intends to repay with the proceeds of the offering as soon as practicable when the pricing-related information is included in the prospectus and before we request acceleration of effectiveness.
Summary of historical financial information and other data, page 6
10.	Q: We note your revised disclosure for your presentation of EBITDA in response to comment 21 in our letter dated April 6, 2006. Please revise your disclosure to state how management compensates for the material limitations of using EBITDA. Refer to the answer to question 8 of the SEC “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” for guidance.

A: In response to the Staff’s comment, we have revised the disclosure on page 9 accordingly.
Risk factors, page 10
11.	Q: We reissue comment 26 of our letter dated April 6, 2006, as it does not appear that risk factors five, 12, 13, 18 and 22 were revised.

A: In response to the Staff’s comment, we have revised the referenced risk factors on pages 11, 13, 15 and 16 accordingly.

12.	Q: We reissue comment 32 of our letter dated April 6, 2006 regarding risk factor 14. In this regard, we note the disclosure under the heading “Warranties” on page 35.

Ms. Pamela A. Long
May 25, 2006

A: In response to the Staff’s comment, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we respectfully submit that the warranty expense referenced on page 33 of Amendment No. 2 is distinct from the risks of product liability exposure referenced in risk factor 14, because the former relates to expenditures incurred in repairing and replacing products that do not perform properly, and the latter refers to liability resulting from personal injury and property damage resulting from the use of the Company’s products. Accordingly, we have not revised the risk factor, since the Company currently has no quantifiable risks related to product liability.
Dilution, page 26
13.	Q: We reissue comment 40 of our letter dated April 6, 2006. In this regard, please refer to Item 506 of Regulation S-K, which specifically refers to shares that the officers, directors, promoters and affiliated persons “have the right to acquire.”

A: In response to the Staff’s comment, we have revised the disclosure on page 26 accordingly.
Management’s discussion and analysis of financial condition and results of operations, page 31
Critical Accounting Policies and Estimates, page 34
14.	Q: We note your response to the first bullet of comment 41 in our letter dated April 6, 2006, along with your revised disclosures. Please revise your disclosure to state that the deviation between actual losses/write-offs and estimated reserves has not been material. Otherwise, please revise your disclosure to state the material differences between estimated and actual results, as previously requested.

A: In response to the Staff’s comment, we have revised the disclosure on page 32 accordingly.

15.	Q: We note your revised disclosure for goodwill impairment in response to the third bullet of comment 41 in our letter dated April 6, 2006. Please revise your disclosure to state the valuation method used to estimate the fair value of your reporting units, as previously requested.

A: In response to the Staff’s comment, we respectfully submit that the disclosure on page 33 of Amendment No. 2 describes the valuation method used by the Company to estimate fair value. In particular, we direct the Staff’s attention to the following statement on page 33:
The estimated fair value of the reporting unit is determined using the discounted future cash flows method, based on management estimates. . . . Estimation of fair value is dependent on a number of factors, including, but not limited to, interest rates, future growth assumptions, operations and capital expenditure requirements

Ms. Pamela A. Long
May 25, 2006

and other factors which are subject to change and could materially impact the results of the impairment tests.
16.	Q: We note that the process of determining the fair value of your stock options is a material estimate. We therefore believe the information that you have provided to us in your response letter should be disclosed in the filing. Please revise your disclosure for the fair value of your stock options to include the following:
•	Descriptions of how you estimated the fair value of your common stock at July 5, 2005 and November 30, 2005, the dates which you granted stock options during the past fiscal year. Such descriptions should address:
¡	The significant factors and assumptions underlying your market multiple and comparable transaction methodologies to estimate the fair value of your common stock as of July 5, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.
¡	How you determined a lack of marketability discount of 20% as of July 5, 2005 is reasonable.

¡	The significant factors and assumptions underlying your market multiple, comparable transaction, and discounted cash flow methodologies to estimate the fair value of your common stock as of November 30, 2005. Please supplementally tell us the companies used to arrive at the appropriate market multiple and what the comparable transactions were.

¡	How you determined a lack of marketability discount of 10% as of November 30, 2005 is reasonable.

¡	A reconciliation of and/or description of the differences in the fair value of your common stock as of July 5, 2005 versus November 30, 2005.

¡	A discussion of any other discounts used to estimate the fair value of your common stock as of July 5, 2005 and as of November 30, 2005.
•	Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.
A: In response to the Staff’s comment, we have added disclosure on page 34 of Amendment No. 2 describing the methods, assumptions, and estimates underlying the

Ms. Pamela A. Long
May 25, 2006

calculation of the Company’s stock compensation expense. We respectfully submit that further disclosure is not required, since a registrant’s critical accounting policies are intended to explain the methods, assumptions, and estimates underlying the preparation of its financial statements in order to explain the judgments and uncertainties affecting the application of those policies. See SEC Release Nos. 33-8040; 34-45149 (December 12, 2001). The purpose of this disclosure is to alert investors to the sensitivity of financial statements to such methods, assumptions, and estimates, given the “likelihood that materially different amounts would be reported under different conditions or using different assumptions.” Id. The Company believes that the additional requested disclosure does not further this objective in that information regarding past valuations of the Company’s common stock is not likely to materially alter the reported amounts included in the Company’s financial statements. Thus, the goal of maintaining investor confidence in the Company’s management and financial statements (see id.) would not be achieved by adding the additional requested disclosure.
Results of Operations, page 36
17.	Q: We note that you made certain revisions to your disclosures in response to comment 44 in our letter dated April 6, 2006. However, it does not appear that you fully addressed all of the items noted. Specifically, we requested that you comply with Item 303(A)(3)(iii) of Regulation S-K. It is unclear to us why you are unable to disclose the extent to which net sales was impacted by increases or decreases in pricing, volume and the introduction of new products and why this is information that is not readily available. The CODM reports you provided to us on a supplemental basis appear to include information regarding volume of products shipped by each major product category. Furthermore, while we note your response that price increases are variable and not “across the board,” your disclosure on page 37 appears to indicate that price increases were implemented at a certain time for certain products. As such, please revise your disclosure to fully comply with Item 303(A)(3)(iii) of Regulation S-K, or revise your disclosure to state that you are unable to provide the required information and why.

A: In response to the Staff’s comment, we respectfully submit that it is not possible for the Company to separately disclose the effect on net sales of increases in price or volume or changes to the mix of products for the following reasons: (i) within product lines, units can be quite different (e.g., varying numbers of glass panels), and quantifying changes in volume is difficult because of a lack of equivalent units available for comparison; (ii) each product can have several different custom features that greatly change the nature of the price and mix of products; (iii) because the Company manufactures so many custom products (approximately 2,700 different products each day), it is impractical to record and store the data that would be required to adequately separate volume and price impacts; the data reviewed by our president and chief executive officer accordingly includes mix variance combined with volume and price variances; and (iv) price increases are made at the published price list level, but such

Ms. Pamela A. Long
May 25, 2006

price increases take effect at different times for different customers, and the Company gives its customers discounts that vary by customer and/or product line.

In addition, in response to the Staff’s request that we revise the disclosure to state that the Company is unable to provide the referenced information, we note that General Instruction II.B to Form S-1 states that, “Where this Form directs the registrant to furnish information required by Regulation S-K and the item of Regulation S-K so provides, information need only be furnished to the extent appropriate.” Item 303(a)(3)(iii) of Regulation S-K only requires a narrative discussion of the extent to which material increases in sales are attributable to increases in prices, volume, or introduction of new products. Accordingly, because it is not possible for the Company to separately disclose the referenced information, we believe that the disclosure requested by the Staff is not appropriate.

18.	Q: It does not appear that you revised your results of operations discussion for fiscal year 2005 to address the portion of comment 44 in our letter dated April 6, 2006 related to the hurricanes that significantly affected your operating results for fiscal year 2004. Please revise your disclosure to address why your 2005 gross profit margins have not rebounded to the level recognized in fiscal year 2003, at a minimum. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

A: In response to the Staff’s comment, we have revised the disclosure on page 37 accordingly.
Liquidity and Capital Resources, page 40
19.	Q: We note your revised disclosure on page 40 in response to comment 46 of our letter dated April 6, 2006. Specifically, we note that your accounts receivable days sales outstanding increased significantly from January 1, 2005 to December 31, 2005. Please state the amount of accounts receivable days sales outstanding in your disclosure for each period presented for your operating cash flows. Include any addition analysis of trends associated with this calculation, as appropriate. Furthermore, we note that you attribute a portion of the increase in accounts receivable to customers in the Southeast region of Florida that were impacted by a hurricane at the end of 2005. Please revise your disclosure to state whether you have since received payment from these customers, addressing whether there is a collectibility issue from these customers.

A: In response to the Staff’s comment, we have revised the disclosure on page 40 accordingly.

Ms. Pamela A. Long
May 25, 2006

Our Competitive Strengths, page 52
Leading Position in the Rapidly Growing U.S. Impact-Resistant Market, page 52
20.	Q: We note your response to comment 55 of our letter dated April 6, 2006. Please revise to disclose your response in your prospectus. Also, please revise to state the correct name of the Hurricane Research Advisory Committee or Council.

A: In response to the Staff’s comment, we have added the requested disclosure on pages 49 and 51 accordingly.
Compensation of directors, page 66
21.	Q: We read your response to comment 68 of our letter dated April 6, 2006. Please disclose whether directors will be able to participate in the equity compensation plans and, if so, whether you have issued or intend to issue equity compensation to directors.

A: In response to the Staff’s comment, we have revised the disclosure on page 62 accordingly.
Summary compensation table, page 67
22.	Q: We read your response to comment 69 of our letter dated April 6, 2006. Please revise to provide the amounts of each category referenced in the footnote to the table for each named executive officer.

A: In response to the Staff’s comment, we have revised the disclosure on page 63 accordingly.
Employment agreements, page 69
23.	Q: We note the statement in the first sentence of this section that you have entered into employment agreements with all of your named executive officers. It does not appear that you have filed the employment agreement with Mr. White as an exhibit to your registration statement. Please revise accordingly.

A: In response to the Staff’s comment, we supplementally inform the Staff that Mr. White is no longer an executive officer of the Company, as he retired in 2005, and does not have an employment agreement with the Company.

24.	Q: Please describe the material terms of your employment agreements with Messrs. Jackson and Ferrucci.

A: In response to the Staff’s comment, we have revised the disclosure on page 65 accordingly.

Ms. Pamela A. Long
May 25, 2006

Certain relationships and related party transactions, page 76
25.	Q: Please disclose your responses to comments 75 and 76 of our letter dated April 6, 2006 in this section.

A: In response to the Staff’s comment, we have revised the disclosure on page 72 accordingly.

26.	Q: We reissue comment 77 of our letter dated April 6, 2006, as it does not appear that this section has been revised in response to our prior comment. See Items 404(a)(3) and 404(b) of Regulation S-K.

A: In response to the Staff’s comment, as discussed with Mr. Andrew Schoeffler of the Staff on May 16, 2006, we supplementally confirm that the disclosure on page 72 of Amendment No. 2 includes all related party transactions between the Company or its subsidiary, on the one hand, and JLL Partners or any of its affiliates, on the other hand.
2. Summary of Significant Accounting Policies, page F-8
Segment information, page F-8
27.	Q: We note your response to comment 42 in our letter dated April 6, 2006 along with the CODM reports provided on a supplemental basis. Based on this information, it is unclear to us how you are able to make the statement, “Our WinGuard products generate a higher gross margin than our other products lines.” Please tell us how you were able to include such a statement in MD&A in light of the information contained in your CODM reports. Please also confirm to us that you provided us with all of the reports your CODM reviews on a regular basis.

A: In response to the Staff’s comment, we respectfully submit that, while the Company does not have discrete financial information across different product lines, the average price per WinGuard product is double that of other product lines, and the Company does know the material costs for each of its product lines. The Company’s material costs as a percentage of sales in 2005 were 29.5% for WinGuard and 47.0% for Other Products. Because material costs represent approximately 60% of the Company’s total cost of goods sold and labor and overhead are merely allocated among product lines, the Company can conclude that WinGuard margins are higher than those of Other Products. In addition, we supplementally confirm that the reports provided to the Staff in response to prior comment 42 are all of the reports that the Company’s CODM reviews on a regular basis.

28.	Q: As previously requested, please revise your footnote disclosure to include the product group sales information required by paragraph 37 of SFAS 131. We identified the following product groups from your CODM reports:

Ms. Pamela A. Long
May 25, 2006

•	Aluminum doors

•	Aluminum windows

•	Eze-Breeze

•	NatureScape

•	Vinyl

•	Vinyl WinGuard

•	WinGuard Doors

•	WinGuard windows

•	Miscellaneous
To the extent the product groups you present in your footnote disclosure to comply with paragraph 37 of SFAS 131 differ from the list above, provide us with your basis for your financial statement presentation.

A: In response to the Staff’s comment, the Company has revised the footnotes to its financial statements on page F-29 of Amendment No. 2 in order to comply with paragraph 37 of FAS 131, which provides:
An enterprise shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the enterprise’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.
Because all products within the WinGuard product line are “similar products” and all of the Company’s products other than WinGuard products are “similar products,” the Company believes that compliance with paragraph 37 of FAS 131 is achieved by separately disclosing in its footnotes sales information with respect to these two product categories. Accordingly, the Company has included sales information in its footnotes on page F-29 to separately disclose sales of WinGuard products and sales of Other Window and Door Products.
Warranty expense, page F-10
29.	Q: We note your disclosure that you estimate warranty expense based on the cost per service call and the number of service calls expected. We further note that you increased your accruals for warranties issued during the period as a percentage of net sales from 1% in fiscal year 2003 and 2004 to 1.7% in fiscal year 2005. Please revise your disclosure under critical accounting policies and estimates to explain why the accrual for warranties issued during fiscal year 2005 increased as compared to the previous periods.

A: In response to the Staff’s comment, we have revised the disclosure on page 33 and page F-10 accordingly.

Ms. Pamela A. Long
May 25, 2006

Stock compensation, page F-15
30.	Q: We note your responses to prior comments 93 and 94 with regard to your accounting for the stock options and related cash dividends granted to stock option holders and have the following additional comments.
•	We note that you believe that through your November 2005 cash dividend paid to your option holders you have effectively adjusted the award such that it would not be subject to variable plan accounting. We assume that you therefore believe that the cash dividend and stock option should be accounted for as a combined award. As such, please address whether the dividend payment is contingent upon exercise of the option award and address the guidance in paragraphs 90 through 92 of FIN 44. If your option holders are not required to refund the cash payment if they do not exercise their options, please tell us your basis for concluding that you have “effectively adjusted the award such that it would not be subject to variable accounting.” Refer to paragraphs 228 and 229 of EITF 00-23.

•	We note that your February 2006 dividend to option holders was granted after your adoption of SFAS 123R. Please more fully address for us how this dividend grant impacted your accounting for the outstanding stock options under SFAS 123R. Specifically address the guidance in paragraphs 51 through 57 and A156 through A159 of SFAS 123R.

•	As previously requested, please provide us with your analysis of how you intend to account for the cash dividend paid to stock option holders in February 2006. In this regard, it would appear that SFAS 123R would be the applicable literature, as the cash dividend was made subsequent to the effective date of SFAS 123R. Refer to paragraph A37 of SFAS 123R for guidance.
A: With regard to the cash payment that the Company paid to its option holders in connection with the dividend paid to shareholders during the third quarter of 2005, the Company applied the guidance in Question 11(c) of Interpretation 44, since the dividend payment meets the definition of an equity restructuring provided in Interpretation 44. Interpretation 44 provides that, “at the time of an equity restructuring transaction, the exercise price may be reduced, the number of shares under the award increased, or both, to offset the decrease in the per share price of the stock underlying the award.” In lieu of adjusting the exercise price or the number of shares underlying the award, the Company elected to make an equivalent cash payment to restore the economic position of the grantee to a position similar to what it was before the dividend. Question 11(c) further stipulates that, “there shall be no accounting consequence for changes made to the exercise price, the number of shares, or both, of an outstanding fixed award as a result of an equity restructuring if both of the following criteria are met:

Ms. Pamela A. Long
May 25, 2006

a. The aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change.

b. The ratio of the exercise price per share to the market value per share is not reduced.

Since the cash payment makes the option holder whole before and after the dividend and the terms of the awards otherwise were not changed, the aggregate intrinsic value of the award did not increase, allowing criterion (a) above to be satisfied. In addition, since the exercise price per share remained unchanged and the market value per share was reduced due to increased debt incurred in connection with the dividend, the ratio of exercise price to market value increased. As such, criterion (b) above was also satisfied. Accordingly, pursuant to the guidance cited above, no accounting consequence results with respect to the options.

Additionally, the Company recognized the full amount of the cash payment to option holders as compensation cost in the period of the payment of the dividend to shareholders. This accounting treatment is consistent with paragraph 54 of Interpretation 44, which states that, “cash or other consideration provided to restore the economic position of the grantee as a result of an equity restructuring transaction shall be recognized as compensation cost.”

The Company considered the guidance in paragraph 228 of Issue 00-23 but believes that the Company made an equitable adjustment to the awards by making the previously described cash payment to option holders, which clearly was contemplated by the FASB in Interpretation 44, and consequently, the Company believes the requirements of paragraph 228 of Issue 00-23 are met. The Company further believes that since the cash payment is not contingent on exercise of the option, it is not considered a combined award under paragraphs 91 and 92 of Interpretation 44 and paragraph 118 of EITF 00-23.

The Company consulted with its independent auditors, Ernst & Young, who consulted with their National Accounting Standards group as to the appropriate treatment of the payment option holders. Ernst & Young concluded that the Company’s proposed accounting was acceptable, based in part on informal consultation with other Big 4 firms who likewise indicated that they would conclude that the accounting proposed by the Company in a hypothetical fact pattern substantially similar to these circumstances was acceptable. The Company also understands that other registrants have applied similar accounting treatment for like payments.

With regard to the accounting for the payment to option holders in February 2006, the Company agrees with the Staff that SFAS 123R is the applicable literature. Based on the Company’s review of paragraphs 53-54 and A158-A159 of Statement 123(R), the accounting model for a modification made in connection with an equity restructuring focuses on whether the modification impacts the value of the award. For example, if the terms of an equity award include a feature that requires the employer to equalize the

Ms. Pamela A. Long
May 25, 2006

intrinsic value or fair value of the award as a result of an equity restructuring, the actual adjustment resulting from the equity restructuring normally would not impact the fair value of the award (because the adjustment was anticipated and, therefore, contemplated in the value of the award immediately before the equity restructuring). However, if the terms of the award do not provide for such protection, any adjustment to the award results in incremental compensation cost.

Pursuant to the terms of the Company’s 2004 Equity Incentive Plan, the Company’s stock options do not require that an adjustment be made in the event of the payment of a cash dividend to stockholders. The Company in conjunction with its legal counsel concluded that the Company’s cash payment to option holders was not required by the terms of the Plan. Therefore, the entire amount of the cash payment represents incremental fair value to the option holder that must be recognized as compensation cost. Accordingly, the Company recognized the entire amount of the cash payment as compensation expense in its Statement of Operations for the quarter ended April 1, 2006.

Ernst & Young discussed this issue with their National Accounting Standards group, who concurred with this conclusion.
4. Acquisition, page F-18
31.	Q: We note your revised disclosure in response to comment 95 in our letter dated April 6, 2006. It is unclear how you used the $286.6 million of the cash portion of the purchase price to estimate the fair value of the common stock and stock options. As such, please revise your disclosure to provide a more comprehensive explanation as to how you arrived at the fair value of the common stock you issued to the shareholders of PGT Holding Company on the date of acquisition and the stock options rolled over.

A: In response to the Staff’s comment, we have revised the disclosure on page F-18 accordingly.
12. Income Taxes, page F-24
32.	Q: We note your revised disclosure in response to comment 97 in our letter dated April 6, 2006. Please revise your disclosure to state where the net operating loss deferred tax asset is included in your listing of the components of your deferred tax assets and liabilities and/or state that such net operating losses were utilized during fiscal year 2004. If the entire deferred tax asset was not utilized during fiscal year 2004, please state the balance as of fiscal year 2004 and include the disclosures required by paragraph 48 of SFAS 109, as appropriate.

Ms. Pamela A. Long
May 25, 2006

A: In response to the Staff’s comment, we have revised the disclosure on page F-24-25 accordingly.
16. Shareholders’ Equity, page F-26
33.	Q: We note your revised disclosure in response to comment 98 in our letter dated April 6, 2006. As previously requested, please also revise your disclosure to include the following information:
•	The intrinsic value, if any, for the stock options for each grant date; and

•	Whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.
A: In response to the Staff’s comment, we have revised the disclosure on page F-26 accordingly.
Item 15. Recent sales of unregistered securities, page II-2
34.	Q: We read your response to comment 102 of our letter dated April 6, 2006. Please revise your analysis to address Rule 701(d) under the Securities Act.

A: In response to the Staff’s comment, we supplementally confirm that the issuances made in reliance on the exemption from registration provided by Rule 701 under the Securities Act that are described in Item 15 of the Registration Statement complied with the requirements of Rule 701(d) under the Securities Act in that such issuances of shares did not exceed, during any 12-month period, the greatest of $1,000,000, 15% of total assets of the Company as of its most recent balance sheet date, or 15% of the outstanding shares of common stock, measured as of the most recent balance sheet date.

35.	Q: Please revise the disclosure in the fourth paragraph to remove the phrase “were deemed exempt” or revise this disclosure to indicate that your management had determined the availability of the exemption so as to remove the implication that the Commission made this determination.

A: In response to the Staff’s comment, we have revised the disclosure on page II-2 accordingly.
*                    *                    *                    *
             In addition to the responses to the Staff’s comments described above, Amendment No. 2 includes other changes that are intended to update and render more complete the information contained therein.

Ms. Pamela A. Long
May 25, 2006

          Should you have any questions or want to discuss these matters prior to hearing from us, please call the undersigned at (302) 651-3180. Facsimile transmissions may be made to the undersigned at (302) 651-3001.
Very truly yours,
/s/ Allison Land Amorison
Allison Land Amorison

cc:	Tracey Houser Andrew P. Schoeffler Rodney Hershberger